Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

SUPPL

Group Secretariat

12th October 2005

Securities & Exchange Commission
Office of Internatio[redacted]
Division of Corpor
450 Fifth Street, N.
Washington D.C. 2
U.S.A.

05012048

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Share Transactions of Directors / Persons Discharging Managerial Responsibilities</u>

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of Jardine Strategic Holdings Limited ("JSH"), a subsidiary of JMH, where the Director is also a director of JSH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of shares acquired	Price Per Share
E P K Weatherall	Increase of non-beneficial interest on 27/09/2004 following appointment as trustee of a family trust holding JMH shares	N/A	124,233	N/A
	Scrip Dividend	12/10/2005	177,680	US$16.48
Henry Keswick	Scrip Dividend	12/10/2005	52,799	US$16.48
Simon Keswick	Scrip Dividend	12/10/2005	37,203	US$16.48
C G R Leach	Scrip Dividend	12/10/2005	5,262	US$16.48
R C Kwok	Scrip Dividend	12/10/2005	438	US$16.48

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

12th October 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Strategic Holdings Limited ("JSH")
Directors' Share Transactions

1. In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Directors' share transactions in JSH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
Simon Keswick	Scrip Dividend	12/10/2005	35	US$10.24
C G R Leach	Scrip Dividend	12/10/2005	261	US$10.24
R C Kwok	Scrip Dividend	12/10/2005	357	US$10.24

Under the same London requirements, the above notifications have also been made on behalf of JSH's holding company, Jardine Matheson Holdings Limited ("JMH"), where the Director is also a director of that company.

2. In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JSH of the following Director's share transactions in JSH and in JMH, the holding company of JSH.

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares acquired	Price Per Share
George Koo	Scrip Dividend of JSH	12/10/2005	672	US$10.24
George Koo	Scrip Dividend of JMH	12/10/2005	121	US$16.48

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary